

# CAMPAIGN JUST LAUNCHED • GET INVOLVED

Visit Our Wefunder Campaign

## A special invitation from Joe Dolin

*President, EcoSave Technologies*

I am excited to personally share with you our **EcoSave Technologies Wefunder campaign launch**. Please view our EcoSave Presentation at Wefunder to get all the pertinent information about this innovative, proven technology that will keep our oceans and waterways clean. Wefunder has allowed us to invite you to be a Founding Investor in our revolutionary Environmental Technology Company. If you would like to take advantage of this special opportunity, you simply need to Pledge that you are interested in investing when we file and go public. To be clear, no money or shares will change hands today.

Thank you for your time today and your shared passion for our oceans and waterways!

## Support Our Wefunder Campaign

Once we complete this offer internally, the presentation you are viewing today will be made available publicly to the over **ONE MILLION** investors on the WeFunder platform. Your pledge today secures your position as a founding investor in **EcoSave Technologies**. Your pledge also helps us move closer to achieving our goal of launching our groundbreaking **EST CORE™** technology into an over **200 Billion Dollar** annual marketplace.



$200B+ TAM: Strategic Growth Plan

Industrial Water Treatment
$10B+ TAM

Stormdrain Contracts
$100B+ TAM

Oil Spill Response
$100B+ TAM

Thank you for your time today and your shared passion for our oceans and waterways!

**Visit our Wefunder Campaign NOW & pledge your support**

[Go to Wefunder Campaign](#)

**Mandatory Disclaimer**

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.